Expense Limitation Agreement

Amended December 24, 2008

To:

Catalyst Funds

630 Fitzwatertown Road

Building A, 2nd Floor

Willow Grove, PA 19090

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Catalyst Value Fund (the "Fund") pursuant to a Management Agreement dated as of July 31, 2006 (the “Agreement”).

Effective upon the Closing Date of the merger of the Roanoke Small-Cap Growth Fund (as that term is defined in that certain Agreement and Plan of Reorganization) through June 30, 2010, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; underlying fund expenses; 12b-1 distribution plan expenses, and extraordinary expenses) at 1.30% of average daily net assets for that period. This amendment to the current Expense Limitation Agreement will only become effective upon the closing of the merger transaction.

Any waiver or reimbursement by us is subject to repayment by the applicable Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, CATALYST CAPITAL ADVISORS LLC By: /s/ Jerry Szilagyi Jerry Szilagyi, Managing Member

Acceptance

The foregoing Agreement is hereby accepted.

CATALYST FUNDS By: /s/ Christopher Anci Christopher Anci, President